Exhibit 99.5

CONSENT of AUTHOR

December 8, 2009

TO:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

I, Richard Gowans P.Eng., do hereby consent to the public filing of the technical report titled "An Updated Mineral Resource Estimate For The Carmen And Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico" and dated December 1, 2009 (the "Technical Report") by Kimber Resource Inc. and any extracts from, or a summary of, the Technical Report in the Press Release of Kimber Resource Inc. dated November 18 and December 1, 2009.

I also certify that I have read the written disclosure being filed and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 8th day of December, 2009

[Licensed Professional Engineer]
[R.M. Gowans]
[Province of Ontario]

/s/ Richard Gowans

Richard Gowans P.Eng.

President

Micon International Limited

Email:

rgowans@micon-international.com

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763